SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

September 9, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon M. Ross,
Corporate Secretary

Enclosures

9/14

United States Sec Filing
September 9, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Mineral's Second Quarter Review – dated August 30, 2004

Correspondence with Securities Commission(s)

2. Confirmation of mailing regarding BC Form 51-901F and interim financials for period ended June 30, 2004
3. BC Form 51-901F with Interim Financial Statement and MD&A for period ended June 30, 2004, filed August 30, 2004
4. Form 52-109FT2 – Certification of CFO
5. Form 52-109FT2 – Certification of CEO

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

August 30, 2004

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS SECOND QUARTER REVIEW

Operating Results

Sultan Minerals Inc. (SUL : TSX Venture Exchange) announces its results for the six months ended June 30, 2004, ("fiscal 2004"). Sultan Minerals incurred a loss of $273,178 ($0.00 per common share), compared to $207,857 ($0.01 per common share) in the six months ended June 30, 2003 ("fiscal 2003"). The largest increases in expenditures were in shareholder communications, which increased from $60,977 in fiscal 2003 to $77,184 in fiscal 2004, salaries and benefits which have increased from $96,214 in fiscal 2003 to $112,200 in fiscal 2004, and travel and conference costs which increased from $8,570 in fiscal 2003 to $25,052 in fiscal 2004.

Sultan Minerals had unrestricted working capital of $257,676 as at June 30, 2004.

Sultan Minerals has commenced a mapping and sampling program on its Coripampa 1 and 2 Gold & Silver Properties located in Peru. These properties were acquired in early 2004.

An airborne geophysical survey was conducted by BHP Billiton Diamonds Inc. over the Stephens Lake copper-nickel property in Manitoba. Results are pending, and are expected to generate targets for diamond drill testing by the end of 2004.

Arthur G. Troup, P.Eng., Geol.
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@sultanminerals.com

June 30, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2004

Today, Sultan Minerals Inc. ("the Company") distributed its Quarterly Report for the period ended June 30, 2004, to shareholders appearing on the Company's supplemental mailing list.

SULTAN MINERALS INC.

Yours truly,

(signed)
"Shannon M. Ross"

Shannon M. Ross
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741
cc: Alberta Securities Commission
cc: TSX Venture Exchange

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets

		June 30, 2004		December 31, 2003
Assets				
Current assets				
Cash and cash equivalents	$	339,825	$	246,899
Restricted cash		--		20,173
Accounts receivable		13,856		18,281
Due from related parties (Note 6)		56		56,553
Prepaid expenses		38,513		20,018
		392,250		361,924
Mineral property interests (see schedule) (Note 3)		2,868,692		2,729,646
Investments (Note 4)		3,914		3,914
Equipment		--		843
Reclamation bonds		26,500		26,500
	$	3,291,356	$	3,122,827
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	69,681	$	54,783
Due to related parties (Note 6)		64,893		8,159
		134,574		62,942
Shareholders' equity				
Share capital (Note 5)		13,141,959		12,771,884
Contributed surplus		19,752		19,752
Deficit		(10,004,929)		(9,731,751)
		3,156,782		3,059,885
	$	3,291,356	$	3,122,827

Subsequent events (Note 7)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Expenses				
Amortization	$ 287	$ --	$ 843	$ --
Legal, accounting and audit	13,736	22,427	19,814	25,764
Management fees	7,500	7,500	15,000	15,000
Office and administration	10,490	12,963	20,431	18,517
Salaries and benefits	74,152	56,045	112,200	96,214
Shareholder communications	50,699	38,992	77,184	60,977
Property investigations	1,366	2,250	4,140	2,724
Travel	16,104	6,591	25,052	8,570
Project operator overhead recovery	--	(2,032)	--	(6,671)
Interest and other income	1,668	(11,222)	(1,486)	(13,238)
	176,002	133,514	273,178	207,857
Loss for the period	(176,002)	(133,514)	(273,178)	(207,857)
Deficit, beginning of period	(9,828,927)	(7,624,850)	(9,731,751)	(7,550,507)
Deficit, end of period	$ (10,004,929)	$ (7,758,364)	$ (10,004,929)	$ (7,758,364)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	39,390,048	37,559,612	40,487,876	36,264,818

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Cash provided by (used for):				
Operations				
Loss for the period	$ (176,002)	$ (133,514)	$ (273,178)	$ (207,857)
Items not involving cash				
Amortization	287	--	843	--
	(175,715)	(133,514)	(272,335)	(207,857)
Changes in non-cash working capital				
Accounts receivable	22,049	(9,296)	4,425	24,562
Due to/from related parties	82,654	34,885	14,898	31,881
Prepaid expenses	(8,388)	(9,490)	(18,495)	(9,350)
Accounts payable and accrued liabilities	11,275	(28,649)	113,231	(187,258)
	(68,125)	(146,064)	(158,276)	(348,022)
Investing activities				
Mineral property interests				
Acquisition costs	(16,337)	(11,221)	(55,050)	(16,390)
Exploration and development costs	(27,710)	(9,797)	(49,346)	(9,949)
	(44,047)	(21,018)	(104,396)	(26,339)
Financing activities				
Common shares issued for cash	315,575	--	335,425	441,400
Increase (decrease) in cash, restricted cash and cash equivalents during the period	203,403	(167,082)	72,753	67,039
Cash, restricted cash, and cash equivalents, beginning of period	136,422	726,763	267,072	492,642
Cash, restricted cash, and cash equivalents, end of period	$ 339,825	$ 559,681	$ 339,825	$ 559,681
Supplemental information				
Shares issued for mineral property interests	$ 23,750	$ 14,200	$ 34,650	$ 24,700
Shares issued for corporate finance fee	525	--	525	10,500
Amortization included in mineral property interests	--	504	--	1,008

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to the Financial Statements
For the six months ended June 30, 2004 and 2003

1. **Going concern and nature of operations**

Sultan Minerals Inc. (the "Company") is incorporated under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at June 30, 2004, of $257,676 (December 31, 2003 - $298,982) and an accumulated deficit of $10,004,929 (December 31, 2003 - $9,731,751).

The Company has capitalized $2,868,692 in acquisition and related costs on the Kena property, the Stephens Lake property, Coripampa 1 and 2, and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. **Basis of presentation**

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financial statements as at December 31, 2003, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's December 31, 2003 annual financial statements.

The Company's independent auditor has not performed a review of these financial statements.

3. Mineral property interests

(a) Stephens Lake Property, Manitoba, Canada

The Company acquired a 30,000-hectare mineral lease in northern Manitoba by staking. The Company entered jointly with Cream Minerals Ltd ("Cream") and ValGold Resources Ltd. (ValGold") (the "Companies") into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire up to a 70% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP options (the "BHP Options") to acquire firstly, a 51% undivided interest in the Stephens Lake Property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option"). BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Cream - 10%, and ValGold - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and ValGold - 1/3 of 49%. If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party's interest will convert to a 1% net smelter royalty.

(b) Willi Claims, Nevada, United States

The Company entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 Lode Mining Claims, Willi 1 through Willi 20, (the "Willi Claims"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the Agreement, the Company has issued 50,000 common shares at $0.26 to the individual.

3. Mineral property interests (continued)

(c) Coripampa 1 and 2, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares), located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares), located in zone 18 of Districts Pampamarca/Coronel Castañeda, in the provinces of LaUnion/Parinacochas in the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement, the Company has agreed to make total cash payments of US$265,000 and issue 850,000 common shares to the optionor over a 54-month period following receipt of regulatory approval of the agreement. A 3.0% NSR and 300,000 common shares will be payable to the optionors upon completion of a positive feasibility study or upon commencement of commercial production, whichever occurs first. The Company will have the right to purchase 50% of the NSR for US$1,800,000 at any time up to 120 days after the commencement of commercial production. Subsequent to June 30, 2004, a finder's fee of 15,000 common shares is to be paid to an arm's-length finder in connection with this transaction.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $182,500 and issue 423,750 common shares in fiscal 2004. Pursuant to the option agreements, cash payments of $25,000 have been made and 180,000 common shares have been issued in 2004.

4. Investments

Name of Company	Number of Shares	Book Value March 31, 2004	Book Value December 31, 2003
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913
LMC Management Services Ltd.	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at June 30, 2004 was $5,719 (December 31, 2003 - $8,428).

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to the Financial Statements
For the six months ended June 30, 2004 and 2003

5. Share capital

(a) Authorized:

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Private placement at $0.20, less share issue costs	2,500,000	430,476
Flow-through private placement at $0.20, less share issue costs	1,250,000	230,000
Stock options exercised at $0.15	15,000	2,250
Issued for mineral property interests and other		
Corporate finance fee on brokered private placement at $0.21	50,000	10,500
Athabasca property payment at $0.21	50,000	10,500
Kena property payment at $0.21	50,000	10,500
Starlight property payment at $0.185	20,000	3,700
Silver King property payment at $0.195	50,000	9,750
Great Western claim group property payment at $0.18	50,000	9,000
Tough Nut property payment at $0.18	50,000	9,000
Daylight claims property payment at $0.235	43,750	10,281
Cariboo, Princess and Cleopatra property payment at $0.24	50,000	12,000
Future income tax liability on flow-through shares	--	(94,050)
Fractional rounding adjustment	137	--
Balance, December 31, 2003	39,081,081	12,771,884
Issued for mineral property interests and other		
Willi Claims acquisition at $0.26	50,000	13,000
Athabasca claims at $0.215	50,000	10,750
Starlight property at $0.14	20,000	2,800
Silver King claim group at $0.135	60,000	8,100
Agent's finders fee on brokered private placement at $0.15	3,500	525
Issued for cash		
Private placement at $0.15, less share issue costs	2,400,000	327,900
Warrants exercised at $0.28	25,000	7,000
Balance, June 30, 2004	41,689,581	$13,141,959

The Company's independent auditor has not performed a review of these financial statements.

5. Share capital (continued)

(c) Stock options

During the six months ended June 30, 2004, no options were exercised and 55,000 options were cancelled.

(d) Share purchase warrants

As at June 30, 2004, the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,625,000	$0.25	September 30, 2004
750,000	$0.24	February 11, 2005
2,883,500	$0.20	June 25, 2005
5,258,500		

6. Related party transactions and balances

Services rendered and reimbursement of expenses:	Six months ended June 30, 2004	2003
LMC Management Services Ltd.	$ 165,498	$ 162,417
Lang Mining Corporation	$ 15,000	$ 15,000
Legal fees	$ 10,144	$ 16,191

Balances receivable from (payable to):	June 30, 2004	December 31, 2003
LMC Management Services Ltd.	$ --	$ 52,939
Related companies	56	3,614
Receivable from:	$ 56	$ 56,553
Cream Minerals Ltd. - expense reimbursements	$ (614)	$ --
Lang Mining Corporation	(2,675)	--
Directors and officers – expense reimbursements	--	(1,619)
LMC Management Services Ltd.	(50,832)	--
DuMoulin Black	(10,772)	(6,540)
Payable to:	$ (64,893)	$ (8,159)

The Company's independent auditor has not performed a review of these financial statements.

7. Subsequent events

Subsequent to June 30, 2004,

(a) The Company, Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton. Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and to issue 200,001 common shares (66,667 shares in the capital of each of the Company, Cream Minerals Ltd., and ValGold Resources Ltd.) to the Optionor over a 36-month period (16,667 issued). In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

(b) The Company issued 3,045,000 stock options to directors, officers, employees and consultants at a price of $0.15 per share, expiring July 6, 2009.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

Schedules of Mineral Property Interests
(Unaudited – prepared by management)

	June 30, 2004	December 31, 2003
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 478,853	$ 294,790
Incurred during the period	49,426	184,063
Balance, end of period	528,279	478,853
Exploration costs		
Assays and analysis	6,523	25,218
Drilling	--	102,780
Environmental	--	5,654
Geological and geophysical	30,657	104,300
Site activities	4,236	8,391
Travel and accommodation	495	18,209
Incurred during the period	41,911	264,552
Balance, beginning of period	2,239,508	1,974,956
Balance, end of period	2,281,419	2,239,508
	2,809,698	2,718,361
Jersey and Emerald Properties, British Columbia	1,791	1
Stephens Lake Property, Manitoba (Note 3(a))		
Acquisition costs		
Balance, beginning of period	523	523
Incurred during the period	14,826	--
Balance, end of period	15,349	523
Exploration costs		
Balance, beginning of period	4,815	--
Geology and geophysical	3,325	4,815
Balance, end of period	8,140	4,815
	23,489	5,338
Willi Claims, Nevada (Note 3(b))		
Acquisition costs		
Balance, beginning of period	5,796	--
Incurred during the period	13,000	5,796
Balance, end of period	18,796	5,796
Exploration costs		
Balance, beginning of period	150	--
Geology and geophysical	2,025	150
Balance, end of period	2,175	150
	20,971	5,946
Coripampa Properties, Peru (Note 3(c))		
Acquisition costs		
Incurred during the period, and end of period	12,448	--
Exploration costs		
Balance, beginning of period	--	--
Geology and geophysical	157	--
Site activities	138	--
Balance, end of period	295	--
	12,743	--
Mineral Property Interests	$ 2,868,692	$ 2,729,646

SULTAN MINERALS INC.
QUARTERLY REPORT
June 30, 2004

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 6 to the unaudited financial statements for the six months ended June 30, 2004.

3. (a) Securities issued during the three months ended June 30, 2004

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
May 24, 2004	Common	Property payment	20,000	0.14	2,800	Property payment	Nil
June 5, 2004	Common	Property payment	60,000	0.135	8,100	Property payment	Nil
June 25, 2004	Common	Private placement	2,400,000	0.15	360,000	Cash	$28,275 in cash
June 25, 2004	Common	Agent's commis sion	3,500	0.15	525	Agent's commis sion	$525 in units (see above)

(b) Options granted during the three months ended June 30, 2004

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at June 30, 2004

41,689,581 common shares are issued and outstanding. See note 5 to the unaudited financial statements for the six months ended June 30, 2004, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
595,000	0.21	August 31, 2006
731,000	0.40	October 19, 2006
719,000	0.32	May 16, 2007
2,770,000		

(ii) Warrants Outstanding

See note 5 to the unaudited financial statements for the six months ended June 30, 2004, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Sultan Minerals Inc.
Quarterly Report
June 30, 2004

Management Discussion and Analysis of Financial Condition For Six Months Ended June 30, 2004 and 2003

The following discussion of the financial position and operating results of the Company for the interim periods ended June 30, 2004 and 2003, should be read in conjunction with the Annual Financial Statements and accompanying Notes for the years ended December 31, 2003 and 2002.

The Management Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources and future plans of the Company, are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold, accidents, labour disputes and other risks associated with delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under "Risk Factors".

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is August 27, 2004.

Overview

During the first half of 2004, the activities of Sultan Minerals Inc. ("Sultan", or the "Company"), focused primarily on the acquisition of mineral property interests in Peru and Nevada. Sultan also entered into a joint venture on its Stephens Lake property in Manitoba. Data from a drilling program completed on the Kena property in the fourth quarter of 2003 was compiled in the first quarter of 2004. A resource was calculated for drilling to date on the Kena property and at the end of the second quarter the Company completed a private placement of 2,400,000 units at a price of $0.15, each unit comprised of one common share and one share purchase warrant at a price of $0.20, entitling the holder to acquire one common share. The warrants expire on June 25, 2005.

Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential.

Long Term Debt

The Company has no long-term debt.

Sultan Minerals Inc.
Quarterly Report
June 30, 2004

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Kena property. British Columbia	Other British Columbia properties	Stephens Lake property, Manitoba	Others	General and administrative expenses (recovery) (Note 1)
2002					
Third Quarter	463,936	--	--	--	82,434
Fourth Quarter	6,358	25,000	523	--	(15,992)
2003					
First Quarter	419	179	58	--	80,998
Second Quarter	6,927	897	2,476	--	146,768
Third Quarter	80,227	782	--	--	63,282
Fourth Quarter	176,979	165	2,281	150	104,431
2004					
First Quarter	18,056	568	1,070	1,942	98,662
Second Quarter	23,855	1,222	2,255	378	176,002

Note 1: General and administrative expenses do not include the write-down of mineral property interests.

Operating Results

Six months ended June 30, 2004 compared to six months ended June 30, 2004

For the six months ended June 30, 2004, ("fiscal 2004"), Sultan incurred a loss of $273,178 ($0.00) per common share), compared to $207,857 ($0.01 per common share) in the six months ended June 30, 2003 ("fiscal 2003").

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $274,664 in fiscal 2004 compared to $227,766 in fiscal 2003. Management fees of $15,000 were paid in both fiscal 2004 and fiscal 2003 to Lang Mining Corporation, a private company owned by the Chairman and director of the Company.

Legal, accounting and audit expenses of $19,814 were paid in fiscal 2004 compared to $25,764 in fiscal 2003. The decrease is due to the low activity of the Company due to decreased cash balances. Exploration on the Coripampa 1 and 2 properties may increase accounting and legal fees if exploration results warrant incorporation of subsidiary companies. The Company's annual audit and annual filings are completed in the first half of the fiscal year so shareholder communications and legal, accounting and legal expenses are usually higher in the second quarter of each fiscal year.

Office and administration costs of $20,431 were paid in fiscal 2004 compared to $18,517 in fiscal 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. Office and administration costs may increase in the balance of fiscal 2004, as the cost of

communication with foreign jurisdictions is much higher than local communication. The Company is planning to commence an exploration program on the Coripampa properties in Peru.

Exploration on any of its mineral property interests is dependent upon obtaining sufficient capital to fund ongoing operations. Salaries and benefits have increased from $96,214 in fiscal 2003 to $112,200 in fiscal 2004. Extra costs are incurred for quarterly analysis of expenses and other regulatory reporting requirements and this expenditure category will likely continue to be higher in each quarterly period in fiscal 2004.

During fiscal 2003, $6,671 in overhead was recovered from Kinross for management of the Kena property exploration program, as compared to no recovery in fiscal 2004. The agreement with Kinross was terminated in June 2003.

Shareholder communications costs have increased from $60,977 in fiscal 2003 to $77,184 in fiscal 2004. Transfer agent and filing fees of $18,056 are included in shareholder communications costs in fiscal 2004, compared with $17,798 in fiscal 2003, reflecting increases in transfer agent and filing fees. These fees are expected to be higher in fiscal 2004. In fiscal 2003, the Company hired Windward Communications to provide investor relations services and $18,235 was expended with no comparative expense in fiscal 2004. Investor relation services of $12,000 were paid to Arbutus Enterprises Ltd. in fiscal 2004, with no comparative expense in fiscal 2003. Other shareholder communications costs include news release dissemination and web site maintenance. The Company is also utilizing the services of Robin Merrifield for shareholder relations and corporate development. In fiscal 2004, $12,143 has been paid to Mr. Merrifield, with no comparative expense in fiscal 2003. Other shareholder communications costs include news release dissemination, annual report and meeting costs, brochure printing and preparation and web site maintenance.

In fiscal 2004 the Company expended $4,140 on mineral property investigations compared to $2,724 in fiscal 2003. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

Depending upon the ability of the Company to raise sufficient funds to carry out its projected exploration plans, the Company expects administrative expenses for fiscal 2004 to remain at approximately the same level as fiscal 2003.

The Company will be evaluating the Coripampa Properties in the third quarter of fiscal 2004, and further analysis is planned for the Company's Kena property.

Three months ended June 30, 2004, compared to three months ended June 30, 2003

For the three months ended June 30, 2004, ("Q2 2004"), Sultan incurred a loss of $176,002 ($0.00 per common share), compared to $133,514 ($0.00 per common share) in the six months ended June 30, 2003 ("Q2 2003").

General and administrative expenses totalled $176,002 in Q2 2004 compared to $144,736 in Q2 2003. Management fees of $7,500 were paid in both Q2 2004 and Q2 2003 to Lang Mining Corporation, a private company owned by the Chairman and director of the Company.

Legal, accounting and audit expenses of $13,736 were paid in Q2 2004 compared to $22,427 in Q2 2003. The Company's audit and tax return are finalized in the second quarter of the year. Legal fees are lower

in Q2 2004 as the Company has had low activity levels and as a result, legal fees have decreased. Office and administration costs of $10,490 were paid in Q2 2004 compared to $12,963 in Q2 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. Office and administration costs may increase in the balance of fiscal 2004, as the cost of communication with foreign jurisdictions is much higher than local communication. Salaries and benefits have increased from $56,045 in Q2 2003 to $74,152 in Q2 2004. Salaries and wages include preparation time relating to the Company's year-end financial statements and the Q1 2004 quarterly report. The Company is planning to commence an exploration program on the Coripampa properties in Peru. Exploration on any of its mineral property interests is dependent upon raising capital or obtaining sufficient capital to fund ongoing operations.

During Q2 2003, $2,032 in overhead was recovered from Kinross for management of the Kena property exploration program, as compared to $nil in Q2 2004. The agreement with Kinross was terminated in June 2003.

Shareholder communications costs have increased from $38,992 in Q2 2003 to $50,699 in Q2 2004. Transfer agent and filing fees of $14,013 are included in shareholder communications costs in Q2 2004, compared with $12,448 in Q2 2003, reflecting increases in filing fees. In fiscal 2003, the Company hired Windward Communications to provide investor relations services and $9,548 was expended in Q2 2003 with no comparative expense in Q2 2004. Investor relation services of $6,000 were paid to Arbutus Enterprises Ltd. in Q2 2004, with no comparative expense in Q1 2003. The Company is also using the services of Robin Merrifield for shareholder communications and corporate development. In Q2 2004, $9,000 was paid to Mr. Merrifield, with no comparative expense in Q2 2003. Other shareholder communications costs include news release dissemination, annual report and meeting costs, brochure printing and preparation and web site maintenance. The annual meeting mailing and preparation of mailing materials and printing is incurred in the second quarter of each fiscal year.

In Q2 2004 the Company expended $1,366 on mineral property investigations compared to $2,250 in Q2 2003. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

Depending upon the ability of the Company to raise sufficient funds to carry out its projected exploration plans, the Company expects expenses for fiscal 2004 to remain at approximately the same level as fiscal 2003. The Company will be evaluating the Coripampa Properties in fiscal 2004.

Financing Activities and Capital Expenditures

Unrestricted cash on hand at June 30, 2004, was $339,825 (December 31, 2003 - $246,899). At June 30, 2004, Sultan's working capital was $257,676, as compared to $298,982 at December 31, 2003. All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit and in bank accounts.

Sultan Minerals Inc.
Quarterly Report
June 30, 2004

Financing Activities

During fiscal 2004, the Company has completed a brokered private placement financing of 2,400,000 units (the "Units") at a price of $0.15 per Unit for gross proceeds of $360,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.20 per share, expiring June 25, 2005. An administration fee of $3,000, a cash finder's fee equal to 7.85% of the gross proceeds raised, non-transferable agent's finder's fee warrants, having the same terms as described above, equal to 20% of the total number of Unit sold, and 3,500 agent's finder's fee units, having the same terms as the Units described above was paid to Canaccord Capital Corporation.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for a four months period ending October 26, 2004.

Proceeds from the private placement will be used to fund exploration programs on the Company's Coripampa 1 and 2 silver and gold properties situated in Peru, the Kena gold property in British Columbia and for general working capital.

During fiscal 2004, 25,000 warrants were exercised at a price of $0.28.

All of Sultan's short to medium-term operation and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what is planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from obtaining additional external financing if required, it will need to review its current property holdings and prioritize project exploration with cash availability. Cash payments due on property options may not be made, and unless agreements to extend the terms are made with the optionors, the properties may be returned to the optionor.

Investing Activities

Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. During Q1 2004, 50,000 common shares were issued at a price of $0.215 per share as an option payment on the Athabasca claims.

During fiscal 2004, the Company expended $41,911 in exploration costs on the Kena property compared to $7,346 in fiscal 2003. The expenditures on the Kena property in fiscal 2004 include the following: assays and analysis – $6,523 (fiscal 2003 - $2,042 recovery); geological and geophysical – $30,657; fiscal 2003 – $7,552); travel and accommodation – $495 (fiscal 2003 - $1,616); and site activities – $4,236 (fiscal 2003 – $220). Acquisition costs of $49,426 (fiscal 2003 - $40,265) were incurred..

Sultan has received an initial resource calculation on the Gold Mountain and Kena Gold Zones of its Kena Property. Modeling, QAQC evaluations and resource calculations were done by Independent Qualified Person Gary Giroux, P.Eng., MASc., and the accompanying 43-101 Technical Report was co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.

Over both gold zones, resource calculations have been determined using cut off grades ranging from 0.0 to 4.0 g Au/t (see Tables I & II). Management believes that a cut off grade of 0.5 g/t gold is realistic for an open pit mining operation at current gold prices. Using a 0.5 g/t gold cut-off the results of this initial resource calculation may be summarised as follows:

Gold Mountain Zone:		
Measured + Indicated	**= 5,490,000 tonnes at 1.04 g/t**	**(184,000 ounces gold)**
Inferred	**= 10,710,000 tonnes at 0.967 g/t**	**(333,000 ounces gold)**
Kena Gold Zone:		
Measured + Indicated	**= 6,330,000 tonnes at 0.969 g/t**	**(197,000 ounces gold)**
Inferred	**= 1,440,000 tonnes at 1.216 g/t**	**(56,000 ounces gold)**

Computer modelling done as part of the resource study indicates numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Both the Gold Mountain and Kena Gold Zones contain bimodal gold mineralization where the entire lengths of the drill holes often average between 0.3 g Au/t to greater than 1.0 g Au/t, and may contain one or more 1-2 metre intercepts of greater than 10 g Au/t (see previous news releases from 2001-2003). The high-grade gold intervals have an important positive impact on the overall grade of the surrounding lower grade porphyry style mineralization. Details of the report were disclosed in the Company's news release dated June 7, 2004, which can be found on the Company's website: www.sultanminerals.com and also on www.sedar.com. The report has also been filed on the two websites.

The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. As well, directional drilling to test for increased grade will be conducted in both zones. Diamond drilling is also recommended for several other target areas on the large Kena Property, most significantly on the South Gold Zone where a third porphyry gold mineralized zone (similar to Kena and Gold Mountain) has been identified.

Commencement of the 2004 exploration program is dependent upon financing.

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

Willi Claims, Nevada

During Q1 2004, Sultan entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 lode mining claims, WILLI 1 through WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the agreement, Sultan issued 50,000 common shares at a price of $0.26 per share to the seller to acquire a 100% interest in the Willi Property. The Company has expended $13,000 on acquisition costs and $2,175 on geological expenses on the Willi claims to date in fiscal 2004.

Sultan is planning a surface exploration program of geological mapping, geochemistry and geophysical surveying on the WILLI Property in order to define targets for reverse-circulation drill testing.

Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of six mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of LaUnion/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru.

Sultan is planning a program of geological mapping, trenching and geochemical sampling to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property.

Under the terms of the agreement the Company has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionor over a 54-month period. During fiscal 2004, the first year of the agreement, Sultan will make cash and share payments to the optionor consisting of US$20,000 (US$5,000 paid) and 100,000 common shares, respectively. Subsequent to June 30, 2004, a finder's fee of 15,000 common shares is to be paid to an arms-length finder in connection with this transaction.

Stephens Lake Property, Manitoba

In fiscal 2004, the Company has expended $14,826 on acquisition costs and $3,325 on geological and geophysical expenses compared to $3,057 on geological and geophysical expenses in fiscal 2003.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing. The Company acquired a 30,000-hectare mineral lease in northern Manitoba by staking. The Company entered jointly with Cream Minerals Ltd ("Cream") and ValGold Resources Ltd. (ValGold") (the "Companies") into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP options (the "BHP Options") to acquire firstly, a 51% undivided interest in the Stephens Lake Property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option"). BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Cream - 10%, and ValGold - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and ValGold - 1/3 of 49%. If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party's interest will convert to a 1% net smelter royalty.

Sultan Minerals Inc.
Quarterly Report
June 30, 2004

Subsequent to June 30, 2004, the Company, Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton. Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Company, Cream Minerals Ltd., and ValGold Resources Ltd.) (16,667 issued subsequent to June 30, 2004) to the Optionor over a 36-month period. In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

All required payments, whether shares, cash or work commitments, required to maintain the option agreements on its mineral property interests in good standing, have been made by the Company to date. Share issuances are required to be made on several properties throughout fiscal 2004. The share price recorded for all property acquisitions is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

Uncertainties and Risk Factors

The uncertainties and risks affecting Sultan's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statement for the year ended December 31, 2003, that were mailed to shareholders in May of 2004.

Outlook

In June 2004, Sultan completed a resource study on its Kena Property near Ymir, British Columbia. This study is expected to provide information on the size and configuration of the Kena and Gold Mountain zone deposits that will direct future drill programs and lead to the expansion of the two deposits.

In August 2004 Sultan commenced a mapping and sampling program on the Coripampa 1 and 2 properties in Peru. A program is also planned for the Willi silver property in Nevada but to date no work has been started.

Airborne geophysical surveys are currently being completed by BHP Billiton Diamonds Inc. over the Stephens Lake copper-nickel property in Manitoba. This work is expected to generate targets for diamond drill testing by year-end.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer